Filed by ValueClick, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: ValueClick, Inc.
Commission File Number: 000-30135

The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed ValueClick, Inc./Mediaplex, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the ValueClick or Mediaplex stockholders to approve the merger; the risk that the ValueClick and Mediaplex businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting ValueClick's and Mediaplex's businesses generally. More detailed information about those factors is set forth in filings by ValueClick and Mediaplex with the Securities and Exchange Commission, including ValueClick's most recent Annual Report on Form 10-K and Current Reports on Form 8-K. ValueClick is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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Set forth below are remarks made by James Zarley, Chief Executive Officer and Chairman of the Board of ValueClick, Inc., and Kurt Johnson, Chief Financial Officer of ValueClick, Inc., during the question and answer portion of a conference call on July 26, 2001 to discuss ValueClick's earnings press release.

Operator:	At this time I would like to remind everyone in order to ask a question please press the number 1 on your telephone keypad. Please hold for your first question.

Again I would like to remind everyone in order to ask a question please press the number 1 on your telephone keypad.

Your first question comes from (Lanny Baker) with Salomon Smith and Barney.

(Lanny Baker):	I'm sorry maybe you can hear me better now. Was the guidance that you gave out for the rest of this year inclusive of Mediaplex? I missed that?

Kurt Johnson:	No the guidance that we gave for the third quarter only included ValueClick's operations.

(Lanny Baker):	Okay and the - can you give us a sense of, you know, you made the comment that you think you've seen some stabilization. I think you said that the last four or five months have been fairly flat. Can you give a little more color beyond that broad comment?

I mean what has changed to make it feel stable? It mean it is obvious that the revenue trends are better. But I mean it is lack of account loss? Is it still continued account attrition but more spending by the existing clients? What is the sort of color and texture of the stabilization?

James Zarley:	Lanny thanks for the question. The - what we were feeling a year ago was like everyone else in the market. It was pretty much a free fall. And what we all had in common is we didn't know where the bottom of it was. And I think it was some time around February that we feel that for us anyway the revenue bottomed out in the US market in just what we were feeling here domestically.

And what we have felt in the last 30 days is - or actually probably more like 60 is that those people that were just putting their toe in the water are now committing to much bigger insertion orders and are committing to longer periods of time. Two, three months ago they wouldn't have signed for more than may be a 30 day commitment. Now they are signing 6 and 12 month commitments in some cases.

And we don't expect it to be a huge increase but it is encouraging to us to see this confidence beginning to build in the folks who have traditionally been in the offline world who are now committing to online advertising. So it is more longer-term contracts. More dollar commitment is beginning to emerge. And it is people who have not been online advertising necessarily all that long.

(Lanny Baker):	Okay, ValueClick, V A L U E C L I C K? That's it for the moment for me. Okay.

Operator:	Again I would like to remind you if you would like to ask a question please press the number 1 on your telephone keypad.

Hold one moment for your next question.

Sir at this time there are no further questions. Do you have closing statements?

James Zarley:	I'd just like to thank everyone for joining us and look forward to talking to you on the next quarter. Thank you.

Operator:	Thank you for joining today's ValueClick conference call. You may now disconnect.

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ValueClick, Inc. and Mediaplex, Inc. filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus regarding the proposed business combination transaction referenced in the following information. In addition, ValueClick, Inc. and Mediaplex, Inc. will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of ValueClick and Mediaplex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by ValueClick and Mediaplex at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by ValueClick with the Commission may also be obtained for free from ValueClick by directing a request to ValueClick, Inc., 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361. Attention: Investor Relations, telephone: (818) 575-4500.